Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and six months ended June 30, 2017
Dated: August 9, 2017

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the three and six months ended June 30, 2017 and 2016. It is prepared as of August 9, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months and six ended June 30, 2017 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2016, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American (formerly NYSE MKT) both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of the anticipated impact of the exploration drilling results, future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form dated March 29, 2017 (“AIF”). The AIF is deemed to be incorporated by reference into this MD&A, and we direct the reader to read the AIF in conjunction with this MD&A, in order to have a better understanding of the Company’s business and the associated risks facing the business.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1. DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located within the Americas. The Company’s principal asset is the Company’s 44% interest in the Juanicipio joint venture (the “Juanicipio Property”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Property, also located in Mexico.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Property are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The major assets associated with the Juanicipio Property are high-grade silver-gold-lead-zinc epithermal vein deposits. Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors. The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Property on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. (“AMC”) (see Press Release dated June 14, 2012) (“2012 PEA”). The 2012 PEA was subsequently superseded in 2014 by Roscoe Postle Associates Inc. (“RPA”) in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the “Juanicipio Technical Report”) (see Press Release dated May 27, 2014).

The Juanicipio Technical Report defines Juanicipio as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an annual average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life. The PEA within the Juanicipio Technical Report was based on a resource estimate and model developed by Strathcona Mineral Services (“Strathcona”) dated November 2011. As a point of definition, the Valdecañas Vein is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this en echelon system at times. The 2014 Juanicipio Technical Report included an updated Juanicipio resource based on in-fill drill results from a 2012-2013 drill program, and manually divided the resource into the Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone. The BGS Zone resource veins have a similar footprint as prior resource estimates (see Press Releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category. With minimal change to the BGS Zone footprint, the Juanicipio Technical Report stated that the results of the 2012 PEA remained a reasonable representation of the property’s economic potential.

The economic analysis in the Juanicipio Technical Report is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that a Preliminary Economic Assessment will be realized.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

With additional drilling success since the Juanicipio Technical Report was issued in 2014, a new resource estimate and various mine design upgrades are planned to be incorporated into a revised mine plan and a new MAG technical report for the project (see Underground Development – Juanicipio Property below).

Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein included four exploration step-out holes (P1-P4) targeted approximately 100 metres below the existing Indicated and Inferred Resources reported in the Juanicipio Technical Report. The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon Overlap Zone between the East and West Valdecañas Veins and included the three widest and deepest intercepts to date on the property (see Press Release dated April 23, 2015). This new "Deep Zone" was expanded through drilling in 2016 with twelve step-out holes, ranging in depth from 850 to over 1,200 metres. Results and assays for these holes, confirming and extending the wide high-grade mineralization in the Deep Zone discovery, were released in 2016 (see Press Release dated August 15, 2016). The holes demonstrate continuous high-grade, multi-stage precious and base metals mineralization over a strike length exceeding 800 metres and to a depth of 200 to 300 metres beneath both the East and the West Vein Bonanza Zones as defined by the current resource estimate in the Juanicipio Technical Report. The discovery of the “Anticipada Vein” which lies up to 100 metres into the hangingwall of the Deep Zone East, was also announced in the year ended December 31, 2016 (see Press Release dated August 15, 2016). Drilling of the Deep Zones continued into 2017, and the zone effectively remains open to depth and laterally along its entire strike length to the joint venture boundary in both directions (see “Exploration - Juanicipio Property” below).

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Property were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local Ejido controlling the surface access to key portions of the property, a full impairment was recognized in the year ended December 31, 2016.

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain the surface access will continue, although the Company has no current plans to conduct any geological exploration programs on the property.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

2. HIGHLIGHTS

✓	Fresnillo and the Company are considering alternate mine plans and other project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone.

✓	Processing plant nameplate capacity expected to be increased from 2,650 tonnes per day to 4,000 tonnes per day.

✓	Intensified underground development started to allow for the planned increase in mining rate and processing capacity.

✓	Permitting based on the upgraded design has commenced according to the operator, Fresnillo.

✓	Sinking an internal shaft (or winze) being considered to access the deeper zone sooner.

✓	New resource estimate and the design upgrades to be incorporated into a revised mine plan and a new MAG technical report (third quarter of 2017).

✓	Independent feasibility study to be prepared by Minera Juanicipio by year end.

✓	Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected shortly thereafter.

✓	2017 Minera Juanicipio 20,000 metre exploration drill program commenced in July.

✓	Company remains well funded (cash and cash equivalents totaling $125,011 as at June 30, 2017).

3. DEVELOPMENT AND EXPLORATION UPDATE

Total Juanicipio Property expenditures incurred directly by Minera Juanicipio (on a 100% basis) for the three and six months ended June 30, 2017 amounted to approximately $9,273 and $17,578 respectively (June 30, 2016: $3,450 and $6,661 respectively).

Underground Development – Juanicipio Property

Development to date has focused primarily on advancing the ramp decline to the main Valdecañas Vein on the property, in accordance with the recommendations in Juanicipio Technical Report.  The ramp reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has now commenced. The ramp and ancillary passage development advance rate remains at or exceeds the levels envisioned in the Juanicipio Technical Report (115 metres per month).  Ramp-related surface installations, offices and associated infrastructure have been completed, and construction of additional ventilation raises is on-going.

An engineering review of the impact of significant ongoing drill results coming from the Deep Zone is currently underway with an objective of determining which aspects of the Bonanza Zone development should be modified to accommodate possible future production from this expanding zone. As a new, larger resource estimate incorporating additional drilling is expected to be incorporated into the mine plan, Fresnillo and the Company have been considering alternate mine plans and enhancements to the development of the Juanicipio Project different from what is set out in the Juanicipio Technical Report. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day, expanding underground workings to handle increased waste-rock production and sinking an internal shaft (or winze) to access the Deep Zone sooner. Underground development was therefore intensified in the second quarter of 2017 to allow for this planned increase in processing capacity. Additional development contractors have been engaged by Fresnillo and a twinning of the access decline is advancing rapidly with the intent of providing expanded ore and waste hauling capacity. Fresnillo has also indicated that permitting based on the upgraded design has commenced and that permits are expected to be approved prior to year end.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The changes to the mine plan and development scope, if approved by Minera Juanicipio, could result in an incremental increase in capital cost (see Liquidity and Capital Resources below), a delay in the start-up of commercial production (see Outlook below) and an impact on the expected mine life of the project.

Exploration – Juanicipio Property

Assays from 13 new exploration and infill drill holes from the Deep Zone were released in the first quarter of 2017 (see Press Release February 14, 2017), which along with previously announced results from 14 earlier holes (27 holes total) (see Press Releases April 23, 2015 and August 15, 2016) have:

•          confirmed that continuous mineralization extends below the Valdecañas Bonanza Zone mineralization in both the East and West Veins;

•          revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone under both veins;

•          improved definition of the new “Anticipada Vein”, within the vein system; and

•          combined to indicate that a major ore-fluid input point underlies the Overlap Zone between the East and West veins

Deep Drilling Programs

The combined drill results from the three drill programs focused on the Valdecañas Deep Zone demonstrate continuity of high-grade, multi-stage precious and base metals mineralization beneath the historic resources of the East and the West Vein Bonanza Zones. Mineralization is traceable in the combined Deep Zones over a strike length exceeding 1300 metres over a vertical range of 100 to 300 metres with widths ranging from approximately 2 metres to over 29 metres. Drilling results from the Deep Zone show the typical thickening and complementary thinning of a classic “dilatant zone” stemming from steepening and flattening of the veins. This creates a horizontally-elongated dilatant zone, which remains consistently wide (9.7 metres to 26.5 metres) in the Deep Zone West, which has been traced 550 metres nearly to the western property boundary. Considerable room remains there for expansion to depth. Although less well constrained, changes in vein strike, effectively creating vertical dilatant zones, may explain some of the widening of the vein to the east and west of the Overlap Zone.

Overall the Deep Zone East has been traced over 750 meters of strike length with widths ranging from 5.6 meters to 29.9 meters over a vertical extent up to 300 meters, but its geometry is more complex than that of the Deep Zone West in part because of its relationship with the newly defined Anticipada Vein. The Anticipada Vein appears to be a hangingwall splay off the Deep Zone East, separating from it near the Overlap Zone and gradually passing farther away from it; ultimately lying more than 100 above the Deep Zone East. Moving eastward the Deep Zone East becomes less consistent while Anticipada becomes stronger in the same direction. These relationships indicate that Anticipada may be the dominant site of deep mineralization towards the east. Over 400 metres of strike length remains to be drilled between the easternmost holes and the eastern property boundary.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Both Deep Zones show elevated gold with the highest gold appearing in Hole VM6 in the Deep Zone East, which cut 5.20 meters (true width) grading 333 grams per tonne (“g/t”) (9.72 ounces per ton (“opt”)) silver, 16.87 g/t gold; 4.47% lead, 3.77% zinc, 1.04% copper, including: 1.44 meters (true width) grading 854 g/t (24.91 opt silver); 54.67 g/t gold, 3.21% lead, 2.72% zinc, 2.28% copper.

Deep Zone East

The best intercept in the Deep Zone East is in hole VM2, which intercepted 36.45 metres (29.85 metres true width) grading 235 g/t (6.87 opt) silver, 0.50 g/t gold, 4.76% lead, 5.79% zinc, 0.99% copper; including 8.80 m (true width of 7.21 metres) carrying 475 g/t (13.86 opt) silver; 0.66 g/t gold, 1.91% lead, 5.27% zinc and 2.38% copper. Higher grade zones within the overall intercept include very high-grade lead (>40%) and high-grade silver (1,290 g/t) associated with the highest copper values (6.79%) reported to date on the property.

Deep Zone West

The best hole in the Deep Zone West is P6 which cut 29.90 metres (22.90 metres true width) grading 119 g/t (3.47 opt) silver, 1.13 g/t gold, 4.18% lead, 11.89% zinc and 0.27% copper; including 3.75 metres (2.87 metres true width) grading 292 g/t (8.52 opt) silver, 4.48 g/t gold, 13.24% lead, 24.92% zinc and 0.55% copper.

Anticipada Vein

The best Anticipada intercept was Hole VM6 which cut 5.60 meters (true width) grading 177 g/t (5.15 opt) silver, 7.36 g/t gold, 2.39% lead, 6.31% zinc and 0.12% copper, including: 3.15 meters (true width) grading 283 g/t (8.25 opt) silver; 12.62 g/t gold, 3.62% lead, 8.42% zinc, 0.17% copper.

The combined Deep Zone (East, West, and Anticipada) displays strong base metal-dominant mineralization cut by later locally silver-rich quartz veining stages. In some holes, swarms of barren quartz veinlets extend for tens of metres around the mineralized zones. Gold mineralization clearly cuts across both the base metal and silver-dominant vein stages. There are significant orientation differences between these various vein stages, suggesting structural complexity not seen higher in the system. The interpretation of increased structural complexity is reinforced by the geometry of the Anticipada Vein and convergence of all three veins in the Overlap Zone. Notably, the Overlap Zone also appears to coincide with a zone of broad skarn alteration, which exceeds 200 metres wide in Hole P12 and diminishes laterally to the east and west. The highest copper values appear to fall around the edges of the skarn zone. These geologic features continue to support the concept that the Overlap Zone coincides with a major ore-fluid upwelling zone (see Press Release dated August 15, 2016).

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this MD&A. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focused on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer (CXO) and a Shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

4. OUTLOOK

The Company continually looks to enhance its project portfolio through successful exploration and project development. Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio

An independent feasibility study (“FS”) has been commissioned by Minera Juanicipio to determine pre-construction optimization of the expanded mine design and the FS is expected to be completed by the end of 2017. Upon completion, Minera Juanicipio is expected to present the FS to both its Board and the respective Joint Venture partner Boards for formal development approval in early 2018. Fresnillo has advised that with the anticipated changes in design scope, Juanicipio will now be in production by the first half of 2020.

On its own behalf, MAG, is preparing an updated technical report expected in the third quarter of 2017, which will incorporate the new resource estimate and the expected design upgrades in the mine plan.

On the exploration front, the Technical Committee approved a 20,000-metre exploration drill program for the Juanicipio Property to test various targets within the property boundaries. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team have been involved with Fresnillo in selecting drill targets for this program. Drilling commenced in July.

Cinco de Mayo

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain the surface access will continue, but the Company has no current plans to conduct any geological exploration programs on the property.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

5. INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) is the corporate entity through which the Company holds its Investment in Associate.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Joint venture oversight expenditures incurred 100% by MAG	$173	$113	$493	$188
Cost recoveries	-	-	-	(104)
Cash contributions to Minera Juanicipio	6,160	2,024	10,340	5,091
Total for the current period	6,333	2,137	10,833	5,175
Equity pick up of current income (loss) for the period	404	(600)	976	(643)
Balance, beginning of the period	42,384	34,235	37,312	31,240
Balance, end of the period	$49,121	$35,772	$49,121	$35,772

During the three and six months ended June 30, 2017, the Company incurred expenditures towards the preparation of an updated Juanicipio Technical Report and oversight expenditures on the Juanicipio Property, totaling $173 and $493 respectively (June 30, 2016: $113 and $188 respectively) and made joint venture advances to Minera Juanicipio of $6,160 and $10,340 respectively (June 30, 2016: $2,024 and $5,091 respectively).

In the three and six months ended June 30, 2017, the Company recorded a 44% equity income from its Investment in Associate of $404 and $976 respectively (June 30, 2016: $600 and $643 loss respectively). The equity income pick up from Minera Juanicipio is a result of the strengthening of the Mexican Peso relative to the US$, and the Company’s related 44% share of an exchange gain and a deferred tax recovery recognized in Minera Juanicipio.

6. EXPLORATION AND EVALUATION ASSETS

The Company holds various mineral property claims in Mexico upon which full impairments have been previously recognized in prior years. Expenditures to maintain such claims, and in the case of Cinco de Mayo, to potentially restore surface access, are not capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining concession taxes and other property costs.’

Cinco de Mayo Property

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Property located in northern part of Chihuahua State, Mexico. In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing Ejido impasse, the Company recognized a full impairment charge relating to the property in 2016.

The Company continues to believe that the Cinco de Mayo Property has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore the surface access will continue, although the Company has no current plans to conduct any geological exploration programs on the property.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

In the three and six months ended June 30, 2017, the Company expensed expenditures of $95 and $370 (June 30, 2016: $237 and $650 respectively capitalized as exploration and evaluation assets) on the property. In addition to land taxes for the first half of 2017 of $171 (June 30, 2016: $142), the main expenditures and focus of work has been preparations for negotiations with the local Ejido which has included meetings with State and Federal authorities, and with several legal and Community Relations advisors in Mexico.

7. REVIEW OF FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

EXPENSES
Accounting and audit	$62	$80	$128	$163
Amortization	4	4	8	8
Filing and transfer agent fees	32	7	243	170
Foreign exchange gain	(122)	(23)	(203)	(292)
General office expenses	265	266	420	404
Legal	41	38	118	95
Management compensation and consulting fees	427	437	857	864
Mining concession taxes and other property costs	165	43	519	84
Share based payment expense	1,170	1,193	1,537	1,772
Shareholder relations	140	120	282	243
Travel	82	59	172	143
	2,266	2,224	4,081	3,654
Interest Income	416	303	778	416
Gain on sale of marketable securities	-	1,152	-	1,152
Change in fair value of warrants	124	-	104	-
Equity pick up from Associate	404	(600)	976	(643)
Loss for the period	$(1,322)	$(1,369)	$(2,223)	$(2,729)

Deferred income tax (expense) recovery	-	(858)	589	(795)
Loss for the period	$(1,322)	$(2,227)	$(1,634)	$(3,524)

Three Months Ended June 30, 2017 vs. Three Months Ended June 30, 2016

The Company’s net loss for the three months ended June 30, 2017 decreased to $1,322 from $2,227 in the comparable three months ended June 30, 2016.

Share based payment expense (a non-cash item) was the largest expense in the quarter ended June 30, 2017 and amounted to $1,170 (June 30, 2016: $1,193). The fair value of all stock option share-based payment expense is estimated using the Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant, and the fair value of performance share units with a market condition is determined using a Monte Carlo pricing model.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Although no stock options or were granted in the quarter ended June 30, 2017 (June 30, 2016: nil), the Company recorded $232 (June 30, 2016: $249) of share based payment expense relating to stock options vesting to employees in the period. The Company also granted no restricted share units (“RSUs”) or performance share units (“PSUs”) in the quarter ended June 30, 2017 (June 30, 2016: nil and nil respectively), but recorded a share based payment expense of $102 (June 30, 2016: $91) relating to RSUs and PSUs vesting to employees in the period.

The Company granted 66,325 DSUs to directors in the quarter ended June 30, 2017 (June 30, 2016: 63,287) and granted and additional 3,024 deferred share units (June 30, 2016: 2,151) to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash. Included in the current quarter’s expense was $836 share based payment expense from these grants which all vest immediately (June 30, 2016: $853).

A foreign exchange gain of $122 was recorded in the quarter ended June 30, 2017 (June 30, 2016: $23), resulting from holding Canadian dollar (“C$”) cash while the C$ marginally strengthened against the US$ in the period. A portion of the Company’s monetary assets are used to fund Canadian dollar and Mexican Peso expenditures and are held in those respective currencies, and subject to foreign exchange risk.

With the strengthening of the Mexican Peso against the US dollar (“US$”) from 18.71 Pesos/US$ on March 31, 2017 to 18.03 on June 30, 2017, the Company recorded a 44% equity income pick-up amounting to $404 (June 30, 2016: $600 equity loss pick up) from Minera Juanicipio (as described above in Investment in Associate).

Other expenses incurred during the quarter ended June 30, 2017 included accounting and audit of $62 (June 30, 2016: $80), amortization of $4 (June 30, 2016: $4), filing & transfer agent fees of $32 (June 30, 2016: $7), general office expenses of $265 (June 30, 2016: $266), legal of $41 (June 30, 2016: $38), management compensation and consulting fees of $427 (June 30, 2016: $437), mining concession taxes and other property costs of $165 (June 30, 2016: $43), shareholder relations expenses of $140 (June 30, 2016: $120) and travel of $82 (June 30, 2016: $59), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses during the quarter ended June 30, 2017, the Company recorded interest income on its cash and cash equivalents of $416 (June 30, 2016: $303). During the quarter ended June 30, 2017, the Company also recognized an unrealized gain of $124 (June 30, 2016: nil) on warrants held and designated as fair value through profit and loss.

Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016

The Company’s net loss for the six months ended June 30, 2017 amounted to $1,634 (June 30, 2016: $3,524).

A foreign exchange gain of $203 was recorded in the six months ended June 30, 2017 compared to $292 in the same period last year. The foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars (“C$”), while the US$ weakened against the C$ (from December 31, 2016 to June 30, 2017, the US$/C$ exchange rate changed from .7448 to 0.7706). A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $5,405 as at June 30, 2017). The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Share based payment expense incurred in the six months ended June 30, 2017 amounted to $1,537 (June 30, 2016: $1,772). The Company granted no stock options in the six months ended June 30, 2017 (June 30, 2016: nil) and recorded $454 (June 30, 2016: $477) of share based payment expense relating to stock options vesting to employees in the period. The Company also granted no RSUs and no PSUs in the period ended June 30, 2017 (June 30, 2016: nil and nil respectively) and recorded a share based payment expense of $203 (June 30, 2016: $396) relating to RSUs and PSUs vesting to employees in the period. In the six months ended June 30, 2017, $880 of share based payment expense (June 30, 2016: $899) was also recorded on 66,325 DSUs (June 30, 2016: 63,287) granted under the Company’s DSU plan and an additional 5,940 DSUs (June 30, 2016: 5,405) granted to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

Mining concession taxes and other property costs in the six months ended June 30, 2017 of $519 (June 30, 2016: $84) relate primarily to Cinco de Mayo and other properties as outlined above in ‘Exploration and Evaluation Assets.’

Other expenses incurred during the six months ended June 30, 2017 included accounting and audit of $128 (June 30, 2016: $163), amortization of $8 (June 30, 2016: $8), filing & transfer agent fees of $243 (June 30, 2016: $170), general office expenses of $420 (June 30, 2016: $404), legal of $118 (June 30, 2016: $95), management compensation and consulting fees $857 (June 30, 2016: $864), shareholder relations expenses of $282 (June 30, 2016: $243) and travel of $172 (June 30, 2016: $143), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses, the Company earned interest income on its cash and cash equivalents of $778 (June 30, 2016: $416) during the six months ended June 30, 2017, and recorded its 44% equity pick up from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized gain of $104 (June 30, 2016: nil) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred tax recovery of $589 for the six months ended June 30, 2017 (June 30, 2016: $795 deferred tax expense) related to the reversal of the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability. With the strengthening of the Mexican Peso against the US$ from 20.66 Pesos/US$ on December 31, 2017 to 18.03 on June 30, 2017, the previously recognized deferred tax liability was reversed in the period.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Loss for the period	$(1,322)	$(2,227)	$(1,634)	$(3,524)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale securities, net of taxes	253	(214)	266	1,112
Reclassification to gain on sale of available-for-sale securities	-	(1,152)	-	(1,152)
Total comprehensive loss	$(1,069)	$(3,593)	$(1,368)	$(3,564)

In Other Comprehensive Income and Loss (“OCI”) during three and six months ended June 30, 2017, the Company recorded an unrealized gain of $253 and $266 respectively (June 30, 2016: $214 loss and $1,112 gain respectively) on available-for-sale securities it has strategically acquired.

8. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)) (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per Share
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)
March 31, 2016	$113	$(1,297)	$(0.02)
December 31, 2015	$64	$(10,169)	$(0.15)
September 30, 2015	$66	$(1,988)	$(0.03)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposit balances. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) as discussed when applicable in “Review of Financial Results” above.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

9. CASH FLOWS

The following table summarizes cash flow activities for the three and six months ended June 30, 2017:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Operations	$(804)	$(741)	$(1,964)	$(1,756)
Changes in non-cash working capital	388	(537)	(132)	(684)
Operating activities	(416)	(1,278)	(2,096)	(2,440)

Investing activities	47,761	(111,034)	43,372	(114,742)
Financing activities	97	1,124	183	72,318

Change in cash during the period	47,442	(111,188)	41,459	(44,864)

Effects of exchange rate changes on cash	128	18	206	298

Cash, beginning of period	77,442	142,028	83,347	75,424
Cash, end of period	$125,012	$30,858	$125,012	$30,858

Term Deposits, end of period	$-	$110,000	$-	$110,000

Operating Activities

During the three and six months ended June 30, 2017, the Company used $804 and $1,964 in cash for operations before changes in non-cash working capital, compared to $741 and $1,756 respectively, in the three and six months ended June 30, 2016. The Company’s non-cash working capital in the corresponding three and six month periods, decreased by $388 and increased by $132 respectively (June 30, 2016: decreased by $537 and $684 respectively). The total use of cash from operating activities in the three and six months ended June 30, 2017 was $416 and $2,096 respectively, (June 30, 2016: $1,278 and $2,440 respectively).

Investing Activities

During the three and six months ended June 30, 2017, the net cash provided by investing activities of $47,761 and $43,372 respectively, was primarily from a redemption of term deposits previously not classified as ‘cash equivalents’ (June 30, 2016: purchase of term deposits not classified as ‘cash equivalents’ of $111,034 and $114,742, respectively). The Company also used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $6,466 and $10,844 respectively (June 30, 2016: $2,119 and $5,153 respectively). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets.

Financing Activities

In the three months ended June 30, 2017, 14,000 stock options, were exercised for cash proceeds of $97 (June 30, 2016: 176,750 stock options were exercised for cash proceeds of $1,169).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

In the six months ended June 30, 2017, 26,400 stock options, were exercised for cash proceeds of $183 (June 30, 2016: 247,750 stock options were exercised for cash proceeds of $1,664). During the six months ended June 30, 2017, an additional 75,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (June 30, 2016: 1,103,334 stock options), whereby 39,239 shares were issued in settlement of the stock options (June 30, 2016: 312,924 shares), and the remaining 35,761 stock options were cancelled (June 30, 2016: 790,410 stock options).

10. FINANCIAL POSITION

The following table summarizes the Company’s financial position as at:

	June 30, 2017	June 30, 2016

Cash and cash equivalents	$125,011	$30,858
Term deposits	-	110,000
Other current assets	2,269	772
Total current assets	127,280	141,630
Equipment	46	48
Investment in associate	49,121	35,772
Exploration and evaluation assets	294	53,517
Total assets	$176,741	$230,967

Total current liabilities	$471	$339
Deferred income taxes	-	5,960
Total liabilities	471	6,299
Total equity	176,270	224,668
Total liabilities and equity	$176,741	$230,967

Total current assets decreased from $141,630 at June 30, 2016 to $127,280 as at June 30, 2017. Cash and cash equivalents totaled $125,011 at June 30, 2017 compared to $30,858 at June 30, 2016, with the increase primarily attributable to the redemption of term deposits not classified as ‘cash equivalents.’ Other current assets as at June 30, 2017 included investments of $1,614 (June 30, 2016: $22), prepaid expenses of $387 (June 30, 2016: $363) and accounts receivable of $268 (June 30, 2016: $387). The accounts receivable is comprised primarily of interest receivable earned on its cash and cash equivalents.

The increase from June 30, 2016 to June 30, 2017 in Investment in Associate from $35,772 to $49,121 reflects the Company’s ongoing investment in Minera Juanicipio as discussed in “Investing Activities” above. The decrease from June 30, 2016 to June 30, 2017 in Exploration and Evaluation assets from $53,517 to $294, reflects the impairments recognized on the Cinco de Mayo and Guigui Properties in the year ended December 31, 2016.

Current liabilities at June 30, 2017 amounted to $471 (June 30, 2016: $339) and are attributable to accrued exploration and administrative expenses. The deferred income taxes decreased to nil at June 30, 2017 (June 30, 2016: $5,960) as a result of a deferred tax recovery recognized in conjunction with the impairments on the Cinco de Mayo and Guigui Properties in 2016.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The variation in total equity is due primarily to the aforementioned property impairments recognized, net of deferred taxes, during the year ended December 31, 2016.

11. LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2017, the Company had working capital of $126,809 (June 30, 2016: $141,291) including cash and cash equivalents of $125,011 (June 30, 2016: $140,858 cash and term deposits). The Company has no debt and has sufficient working capital to maintain all of its properties and execute currently planned programs for a period in excess of the next year. Although the Company believes it is fully funded for its share of the Juanicipio development as envisioned under the Juanicipio Technical Report (see Funding of the Juanicipio Development below), the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project in light of the scale and scope changes currently being considered (see Underground Development – Juanicipio Property above).

Funding of the Juanicipio Property Development

The Juanicipio Technical Report estimated total project capital costs of $302,000 inclusive of capitalized operating costs (MAG’s 44% share is $132,880) from the start of development to the point of projected cash flow. As envisioned under the Juanicipio Technical Report, the initial development has been focused on the ramp decline, with the majority of the capital costs not expected to be incurred until the latter part of the development schedule. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio.

To June 30, 2017, approximately $61,132 of the Juanicipio development has been funded by the joint venture partners (MAG’s share funded to June 30, 2017 is approximately $26,898), leaving approximately $240,868 (MAG’s 44% share is approximately $105,982) of remaining mine development expenditures to complete the Juanicipio mine according to the Juanicipio Technical Report. Given the progress to date, and the Company’s cash and cash equivalents on hand ($125,011) as at June 30, 2017, the Company believes that it has enough cash to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the current Juanicipio Technical Report. However, as noted in the ‘Underground Development – Juanicipio Property’ and ‘Outlook’ above, given the potential size of the additional mineralized zones, the Joint Venture partners, led by the operator Fresnillo plc, have been considering project design enhancements to maximize the value of both the Bonanza Zone and the new deeper zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner. These enhancements in design scope could result in an incremental increase in the project capital cost, and according to Fresnillo, with a planned feasibility study, the anticipated project start-up is now expected to be in the first half of 2020. Accordingly, the complete development of the Juanicipio Property may require capital exceeding the Company’s cash on hand resources, and the Company may need to raise significant additional capital in the future under such circumstances. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The Preliminary Economic Assessment set out in the Juanicipio Technical Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the Preliminary Economic Assessment set out in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including risks as to capital and operating costs, development time, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the Juanicipio Technical Report.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$1,985
Development expenditures at the Juanicipio Property	$71,470	$28,040 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre U.S.$1,500 (MAG’s 44% share is US$660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline, the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development schedule (2017-2019).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

12. Contractual ObligationS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$3,056	$131	$1,175	$1,750	$-

Minera Juanicipio (1)	-	-	-	-	-

Office Lease	304	129	175	-	-
Total Obligations	$3,360	$260	$1,350	$1,750	$-

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

13. SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at August 9, 2017, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	80,796,899
Stock Options	2,098,772	$5.35 - $17.55	0.8 to 4.3 years
Performance Share Units(“PSUs”) (1)	140,203 (1)	1:1	3.3 to 4.3 years
Restricted Share Units(“RSUs”)	46,520	1:1	1.9 to 2.9 years
Deferred Share Units (“DSUs”)	445,570	1:1	n/a (2)
Fully Diluted	83,527,964

(1) Includes 69,085 PSUs where vesting is subject to a market price performance factor measured over a three-year performance period to 2019, resulting in a PSU payout range from 0% (nil PSUs) to 200% (138,170 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

14. Other ItemS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. There have been several constitutional challenges launched against the validity of the tax by various companies. As well, the Federal Government of Mexico is challenging its constitutionality. The outcomes of these challenges are not known at this time.

As provided for in the Zacatecas Tax Law, certain so called “environmental duties” were established for operations carried out within the State of Zacatecas, Mexico. Minera Juanicipio’s operations are located in the State of Zacatecas. This tax, if upheld, will apply to the Juanicipio project once it is in production, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Property.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid. However, amendments to Mexican VAT legislation took effect January 1, 2017, and may impact the Company’s ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent, it now appears that companies in a pre-operative/exploration stage should not apply for VAT refunds until the company has taxable sales; or in the alternative, if VAT credits are filed for and recovered and the exploration activities later cease without success, the Company may have to refund the tax authorities for the amounts previously recovered on an inflation adjusted basis.

These changes may effectively increase the non-Juanicipio administrative and exploration costs of the Company conducting business in Mexico by 16% in 2017 and beyond. The changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation it will be developed and brought into production.

15. Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “Ejidos” and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo property. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

16. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 29, 2017 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

The proposed scope changes described above in ‘Underground Development – Juanicipio Property’ and the timeline to production referred to above in the ‘Outlook’ are still under review by Minera Juanicipio, and there are no assurances that production will be achieved by the first half of 2020, or at all.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2017).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

17. Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

18. Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Fees related to Dr. Megaw:
Exploration and marketing services	$63	$64	$133	$134
Travel and expenses	25	22	53	44
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	26	30	55	60
Field exploration services	128	164	239	327
	$242	$280	$480	$565

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2017 is $169 related to these services (June 30, 2016: $165).

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui and Batopilas mining concessions.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2017 (%)	2016

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at June 30, 2017, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Salaries and other short term employee benefits	$178	$251	$435	$499
Share based payments	947	978	1,105	1,462
	$1,125	$1,229	$1,540	$1,961

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

19. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments and (v) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2017 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2016, for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

Under IAS 39 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

20. CHANGES IN ACCOUNTING STANDARDS

(i)	Adoption of new and amended IFRS pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2017:

IAS 7 Statements of cash flows. As of January 1, 2017, the Company adopted the amendments within IAS 7 which require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The adoption of the amendments to IAS 7 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

IAS 12 Income taxes. Beginning January 1, 2017, the Company adopted the amendments to IAS 12 which provide clarification on the requirements to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The adoption of the amendments to IAS 12 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

(ii) Recent accounting pronouncement

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at June 30, 2017. These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include ‘net settlement feature’ in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company’s only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt this standard on the effective date and is currently evaluating the impact this standard may have on its consolidated financial statements.

21. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2017 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2017.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2017 were approved by the Board on August 9, 2017. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2017 and have concluded that the Company’s internal control over financial reporting is effective.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and six months ended June 30, 2017

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

22. SUBSEQUENT EVENT

Subsequent to June 30, 2017, the Company:

1.	Issued 23,056 commons shares pursuant to the exercise of 50,000 stock options with an exercise price of C$9.15 exercised under a less dilutive cashless exercise provision of the plan, whereby 23,056 shares were issued in settlement of the stock options, and the remaining 26,944 were cancelled; and,

2.	Issued 4,000 common shares pursuant to the exercise of stock options with an exercise price of C$10.04 for proceeds of C$40.

23. ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.